SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                               AMENDMENT NO. 1

                                     TO

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                             Genzyme Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of class of securities)

                                 372917 10 4
                               (CUSIP number)

                               Marc L. Berman
                           Swiss Bank Corporation
                           141 West Jackson Blvd.
                           Chicago, Illinois 60604
                               (312) 554-5377
               (Name, address and telephone number of persons
              authorized to receive notices and communications)

                              December 9, 1996
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [  ].

                       (continued on following pages)

                             (Page 1 of 8 Pages)





   CUSIP No. 372917 10 4    13D                       Page 2 of 8 Pages


        1    Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons
                  Swiss Bank Corporation (13-5424347)

        2    Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                               (b) [  ]

        3     SEC Use Only


        4    Source of Funds
                  OO

        5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

        6    Citizenship or Place of Organization
                            Swiss banking corporation

             Number of Shares Beneficially Owned by each Reporting Person with

        7    Sole Voting Power
                                               0
                                      -------------------
        8     Shared Voting Power
                                   4,431,470
                                 -------------
        9    Sole Dispositive Power
                                           0
                                 -----------------
        10   Shared Dispositive Power
                                   4,431,470
                                 -----------------
        11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   4,431,470
                                 -------------
        12   Check  Box  if the  Aggregate  Amount in  Row  (11) Excludes
   Certain        Shares  [ ]

        13   Percent of Class Represented by Amount in Row (11)
                                       6.17%
                                 -------------
        14   Type of Reporting Person
                  BK






                                SCHEDULE 13D

        ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock (the "Common Stock") of Genzyme Corporation, a Massachusetts corporation ("Genzyme"). The address of Genzyme s principal executive offices is One Kendall Square, Cambridge, Massachusetts 02139.

        ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is filed by:

             Swiss Bank Corporation ( SBC )
             Aeschemplatz CH-4002
             Basel
             Switzerland

        Only the items and portions of items that have changed materially since the filing by SBC of its original Schedule 13D with respect to the Common Stock are being amended hereby.





   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of December 11, 1996:

        (a) SBC was the beneficial owner of an aggregate of 4,431,470 shares of Common Stock, which constituted 6.17% of the outstanding shares of Common Stock based upon the most recent publicly available information regarding Genzyme.

        (b) SBC had shared power to vote (or to direct the vote) and shared power to dispose (or direct the disposition) of an aggregate of 4,431,470 shares.

        (c) Schedule B describes each of the transactions in Common Stock that were affected since August 28, 1996. All transactions in Common Stock occurred on the NASDAQ National Market System, Chicago Stock Exchange, Instinet and/or directly with buying and selling brokers.















                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                 SWISS BANK CORPORATION



   December 17, 1996            By:  /S/ Mario Cueni
                                     ----------------------------------
                                 Its: Legal Advisor
                                     ----------------------------------

                                 By:  /S/ Martin Weber
                                     ----------------------------------
                                 Its:  Legal Advisor
                                     ----------------------------------






































                                 SCHEDULE B
                                 -----------

                       COMMON STOCK PURCHASED AND SOLD
                            SINCE AUGUST 28, 1996

   Transaction               Trade Date          Shares        Unit Price
   SL                           8/29/96             300            25.250
   SL                           8/29/96           1,800            25.000

   SL                           8/29/96          1,8000            25.000
   BY                           8/29/96             600            25.750
   BY                           8/29/96             300            25.250
   BY                            9/3/96           3,200            23.250
   SL                            9/4/96             100            23.750

   BY                            9/5/96             600            23.750
   SL                            9/6/96           1,100            23.500
   BY                            9/9/96             400            23.500
   SL                           9/16/96             600            22.000
   BY                           9/16/96             700            22.525

   BY                           9/18/96             200            22.750
   BY                           9/20/96           3,300            22.875
   BY                           9/24/96           1,300            22.500
   BY                           9/25/96           1,200            22.625
   BY                           9/25/96            1000            22.750

   SL                           9/26/96             100            25.500
   SL                           9/27/96             200            25.000
   SL                           9/30/96             100            25.375
   BY                           10/2/96             300            24.875
   BY                           10/8/96             900            23.625

   BY                           10/9/96           1,300            23.750
   BY                           10/9/96             200            23.625
   SL                          10/11/96             200            23.750
   BY                          10/16/96           4,100            23.625
   BY                          10/17/96             200            22.750

   BY                          10/18/96             900            23.125
   BY                          10/18/96             200            22.875
   SL                          10/22/96             200            23.375
   BY                          10/22/96             600            23.500
   BY                          10/25/96             100            24.500

   SL                          10/25/96             700            24.500
   BY                          10/29/96             400            23.375
   BY                          10/31/96             200            23.750
   BY                           11/4/96             800            20.875







   Transaction               Trade Date          Shares        Unit Price
   BY                           11/5/96           1,100            21.375
   BY                           11/7/96           1,300            21.000

   SL                           11/7/96             100            20.625
   BY                          11/10/96             200            23.875
   SL                          11/11/96             300            20.875
   BY                          11/12/96             200            21.000
   BY                          11/13/96             600            21.000

   SL                          11/15/96             700            21.250
   BY                          11/19/96           1,977            20.875
   BY                          11/22/96         225,000            20.944
   BY                          11/25/96           1,200            21.250
   BY                          11/25/96         100,000            21.425

   BY                          11/26/96          80,000            21.664
   BY                          11/27/96           3,000            21.875
   BY                          11/27/96          75,000            22.000
   SL                          11/27/96             400            22.125
   BY                          11/29/96          30,000            22.667

   BY                          11/29/96           3,400            22.625
   BY                           12/2/96          65,000            22.894
   BY                           12/3/96          85,000            23.390
   BY                           12/4/96             800            23.500
   BY                           12/4/96         102,700            23.396































                         WARRANTS PURCHASED AND SOLD
                            SINCE AUGUST 28, 1996

           Transaction       Trade Date          Shares        Unit Price

           SL                   9/16/96            4300           10.5000

           SL                   9/17/96             400           12.6250
           SL                   9/17/96             500           12.0000

           SL                   9/17/96             500           12.2500

           SL                   9/17/96            1000           12.7500

           BY                   9/26/96            1000           15.0000
           BY                   9/27/96            3000           14.0000

           BY                   9/30/96             600           15.0000

           BY                   9/30/96            1000           14.8750

           BY                   9/30/96            4500           15.1250
           SL                   10/2/96            6000           14.1675

           SL                  10/18/96             300           11.5000

           SL                  10/18/96            1000           11.2500

           BY                  10/22/96            1000           10.6250
           BY                  10/22/96            1000           10.7500

           BY                  10/24/96             300           12.2500

           BY                  10/24/96             500           12.0000

           BY                  10/24/96             500           12.1250
           BY                  10/24/96            6500           11.8460

           BY                   11/7/96             500            5.7500

           BY                  11/12/96            1000            4.2500

           SL                  11/19/96            1300            5.8750
           BY                  11/22/96             500            5.5000

           BY                  11/22/96             500            6.2500

           BY                  11/22/96             500            7.0000
           BY                  11/22/96            1000            6.7500

           BY                  11/22/96            2500            6.5000







           Transaction       Trade Date          Shares        Unit Price

           BY                  11/25/96            3000            5.2500

           BY                  11/27/96            4200            7.0625
           BY                   12/2/96           15300            8.4530

           BY                   12/5/96            1000           11.6250

           BY                   12/5/96            3000           10.9800

           BY                   12/5/96            3300            9.8780
           BY                   12/5/96            3800           11.6250

           BY                   12/5/96            8000           10.1230

           BY                   12/6/96            1000           10.7500

           BY                   12/9/96             500           12.2500
           BY                   12/9/96             500           12.5000

           BY                   12/9/96             500           12.7500

           BY                   12/9/96            2500           11.4580

           BY                   12/9/96            2500           11.5830
           BY                   12/9/96            7000           13.5625

           BY                   12/9/96            9000           12.9580



   BY:  Purchase
   SL:  Sale
   SI:  Transfer from Client
   SP:  Received in Stock Split
















